
IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

March 9, 2006

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA




06011974

Dear Sirs;

Re: **Integrated Paving Concepts Inc. (the "Company")**
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated March 8, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

3/28



INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2005 Fourth Quarter & Annual Financial Results

Surrey, British Columbia, Canada, March 8, 2006 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, audited summary financial results for the three and twelve month periods ending December 31, 2005.

Summary Financial Information (Unaudited)

	Three Months Ended December 31		Year Ended December 31	
In 000's	2005	2004	2005	2004
Revenue	$ 3,224	$ 2,481	$ 14,292	$ 13,330
Gross Profit	1,515	1,287	7,775	7,589
Earnings before depreciation, interest and income taxes	277	(48)	760	1,089
Net earnings	126	(74)	233	421
Earnings per share – basic	$ 0.02	$ (0.02)	$ 0.03	$ 0.06

Total revenues for the fourth quarter were up 30% compared to the fourth quarter of 2004. On a year to date basis, revenues have increased 7% over 2004.

The Company is exposed to risk due to fluctuations in the exchange rates of the U.S. dollar and to a lesser extent, the euro. Compared to 2004 exchange rates, there was a negative impact on 2005 revenue for the quarter of $186,000 (i.e. if the exchange rates were the same as in 2004, revenue would be $186,000 higher). On a year to date basis the negative impact of the stronger Canadian dollar compared to 2004 is $1,083,000. Adjusting for the fluctuations in exchange rates, revenue growth would have been 37% and 15% over 2004 for the quarter and year respectively. This growth is primarily from the growth in sales of DuraTherm and the initial implementation of new Driveway Impressions franchises.

The Company's earnings for the three months ended December 31, 2005 increased by $200,000 over the same 2004 period. For the year ended December 31, 2005, earnings decreased by $188,000 over the same period in 2004. This is largely due to the decrease in gross margin percent as a result in a shift in product mix, and an increase in expenses due to foreign exchange losses and the addition of staff at all levels of the Company to accelerate the achievement of corporate goals.

Revenue (in thousands)
For the three months ended December 31

	North America			Europe			Other International		
	2005	**2004**	**% change**	**2005**	**2004**	**% change**	**2005**	**2004**	**% change**
Coating	842	850	(1%)	285	155	84%	424	557	(24%)
DuraTherm	737	315	134%	-	-	-	-	87	(100%)
Equipment & Tooling	402	292	38%	78	28	179%	65	112	(42%)
Other	342	32	969%	48	52	(8%)	1	1	-
Total	2,323	1,489	56%	411	235	75%	490	757	(35%)

Revenue (in thousands) For the year ended December 31	North America			Europe			Other International		
	2005	2004	% change	2005	2004	% change	2005	2004	% change
Coating	5,714	6,398	(11%)	1,547	1,266	22%	1,256	1,230	2%
DuraTherm	2,303	1,173	96%	2	14	(86%)	19	102	(81%)
Equipment & Tooling	1,930	1,945	(1%)	543	387	40%	288	542	(47%)
Other	617	174	255%	71	75	(5%)	2	24	(92%)
Total	10,564	9,690	9%	2,163	1,742	24%	1,565	1,898	(18%)

"We are pleased with the execution of the strategic initiatives implemented over the last three years, and their impact on our continued growth. We are thankful to our employees and business partners for the ongoing contribution and support to the changes we have been making", stated Clark Quintin, President and Chief Executive Officer.

At December 31, 2005, the Company's financial position remains strong with $4.5 million (December 31, 2004 - $4.0 million) in working capital and $2.4 million (December 31, 2004 - $2.6 million) in cash and cash equivalents. This reduction in cash is primarily due to increased accounts receivable offset somewhat by increased accounts payable. Accounts receivable has increased as DuraTherm sales are largely in the government market segment as part of larger construction projects, which typically have a longer collection cycle.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products, Equipment & Tooling and associated services related to these product lines. The Company's products are marketed through its Licensed Applicator and franchisee networks throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary